EXHIBIT 99.1
Commission File Number 001-31914
CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(the “Company”)
(Stock code: 2628)
Announcement on Resolutions of the Twelfth Meeting of the Third Session of the Board of Directors
The twelfth meeting (the “Meeting”) of the third session of the Board of Directors of the Company (the “Board”) was held on April 25, 2011 at the conference room A18 in China Life Plaza. The directors were notified of the Meeting by way of a written notice dated April 11, 2011. Out of the Company’s eleven directors, ten directors attended the Meeting in person, including Yang Chao, Chairman and executive director of the Company, Wan Feng, Lin Dairen and Liu Yingqi, executive directors of the Company, Miao Jianmin, Shi Guoqing and Zhuang Zuojin, non-executive directors of the Company, Sun Changji, Bruce D. Moore and Anthony Francais Neoh, independent directors of the Company. Ma Yongwei, independent director of the Company, attended the Meeting through conference call. Supervisors and the management of the Company also attended the Meeting as non-voting delegates. The time, venue and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, departmental rules, the Company’s Articles of Association and Rules of Procedure for the Board of Directors of the Company.
The Meeting was presided over by Chairman Mr. Yang Chao. The directors that were present passed the following resolutions unanimously after sufficient review and discussion:
1.	Passed the First Quarter Report for the Year of 2011
Voting result: 11 for, 0 against, with no abstention
2.	Passed the Proposal on the Corporate Governance Report for the Year of 2010
Voting result: 11 for, 0 against, with no abstention
3.	Passed the Proposal on the Compliance Report for the Year of 2010
Voting result: 11 for, 0 against, with no abstention
4.	Passed the Proposal on the Overall Risk Management Report for the Year of 2010
Voting result: 11 for, 0 against, with no abstention

Commission File Number 001-31914
5.	Passed the Proposal on the Audit Report on Related Party Transactions for the Year of 2010
Voting result: 11 for, 0 against, with no abstention
6.	Passed the Proposal on the Amendment to the Interim Rules on the Compliance Management of the Company
Voting result: 11 for, 0 against, with no abstention
7.	Passed the Proposal on the Renewal of Directors & Officers Insurance
Voting result: 11 for, 0 against, with no abstention
8.	Passed the Proposal on the Approval of Investment in Real Estate
Voting result: 11 for, 0 against, with no abstention
9.	Passed the Proposal on the Approval of Investment and Authorization with regard to Real Estate Investment Plan
Voting result: 11 for, 0 against, with no abstention
Board of Directors of China Life Insurance Company Limited
April 25, 2011